

March 8, 2024

Brandon Rees
Deputy Director of Corporations and Capital Markets
American Federation of Labor and Congress of Industrial Organizations
815 Black Lives Matter Plaza NW
Washington, DC 20006

> **Re: American Federation of Labor and Congress of Industrial Organizations**
> **Warrior Met Coal, Inc.**
> **PREN14A Filed February 29, 2024**
> **Filed By American Federation of Labor and Congress of Industrial**
> **Organizations et al.**
> **File No. 001-38061**

Dear Brandon Rees:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your proxy statement.

PREN14A Filed February 29, 2024

General

1. Please generally revise the description of the Stockholder Proposals and the discussion of them throughout the proxy statement to make clear that they are non-binding and advisory in nature, and will not legally mandate any action by the Company.

Reasons For This Proxy Solicitation, page 1

2. We note the following statement on page 2: "During the strike, the Company idled one of its two active mines and reduced production at its second mine." Please revise this statement to specify how long the relevant mine was idled.

3. On page 2, you state that the Company had idle mine and business interruption expenses of $56 million in 2022. It does not appear that footnote 7 supports this amount of

expenses. Please revise or advise.

4. On page 4, you compare the Company's sales between 2020 and 2022 with the sales of Arch Resources, Inc. ("Arch") and Peabody Energy Corporation ("Peabody") between 2021 and 2022. Please add the sales of Arch and Peabody during 2020 to this comparison to present these sales figures consistently.

5. On page 5, you include a graph showing the cumulative stock price return of the Company's common stock compared to Arch and Peabody based on the Company omitting the Custom Composite Index from the Stock Performance Graph in its 2023 Annual Report. Please clarify whether this graph was prepared in accordance with Item 201(e) of Regulation S-K, or otherwise specify the methodology for preparing this graph.

Stockholder Proposal #1, page 6

6. We note the following statement on page 6: "When our Company originally announced the NOL Rights Plan in 2020, the Company reported federal and state net operating losses exceeding approximately $1.6 billion." Please provide support for this amount of net operating losses.

Stockholder Proposal #2, page 7

7. We note the following statement on page 8: "According to the Council of Institutional Investors, proxy access is available in some form at over two-thirds of S&P 500 companies and one-fifth of Russell 3000 companies." Consistent with footnote 25, please revise this statement to clarify that proxy access is available in some form at *less than* one-fifth of Russell 3000 companies.

Preliminary Proxy Card, page 15

8. On the second page of the preliminary proxy card, you state that "if you do not indicate an instruction with respect to any of these Stockholder Proposals on the [color] proxy card, the named proxies will cause your proxy to be voted 'for' the Stockholder Proposals." However, this statement appears to be inconsistent with the following disclosure on the first page of the preliminary proxy card: "This proxy card grants no discretionary voting authority . . . ." Please revise.

9. On your preliminary proxy card, you list "For", "Against", and "Abstain" as the three voting options for Management Proposal #3. Please revise the voting options for Management Proposal #3 to show "1 Year", "2 Years", "3 Years", and "Abstain" consistent with the Company's preliminary proxy card. See Exchange Act Rule 14a-4(b)(5).

10. On the last page of the preliminary proxy card, there appears to be a typo which may cause stockholder confusion: "Where not [*sic*] voting instructions are given, the shares represented by this proxy . . . ." Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions